May 5, 2006

Gary Flint
President
MobileMail (US) Inc.
Suite 5.15, 130 Shaftesbury Avenue
London, England WLD 5EU

> **Re: Mobilemail (US) Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 28, 2006**
> **File No. 333-133637**

Dear Mr. Flint:

We have limited our review of the above filings to the issues addressed in the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   All page references below refer to the blacklined version provided by your counsel, Michael Taylor of Lang Michener LLP, on April 27, 2006.

Security Ownership of Certain Beneficial Owners and Management, page 21

2.   Please identify the natural persons that beneficially own the securities held by MobileMail Inc. and The MobileMail Technology Partnership LLP.

Organization Since Incorporation, page 25

3.   Explain in your response letter why Maxtor Holdings Inc. chose to acquire MobileMail UK given that MobileMail UK did not own the MobileMail software, which appears to be the focus of your current business and which you acquired in a later transaction. For example, were there any reasons why Maxtor Holdings could not have acquired the software directly from either MobileMail Inc. or The MobileMail Technology Partnership LLP?

4.   Expand your disclosure to identify the limited company that The MobileMail Technology Partnership LLP created for the purpose of allowing the partnership to divest itself of the MobileMail software. Indicate whether this limited company owned any assets other than the MobileMail software. Also, revise your disclosure to clarify that, if true, MobileMail Inc. sold to you the MobileMail software only and not the limited company that owned the software.

Consolidated Financial Statements

General

5.   The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. In this regard please note that it appears that you must update if you go effective after May 15, 2006.

6.   We note from your disclosures on page 25 that you entered into convertible loan subscription agreements with investors on March 28, 2006. Please revise your subsequent event footnote to disclose the significant terms of this agreement and its expected impact on your financial statements. Tell us and revise to disclose how you valued and recorded.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Michael H. Taylor, Esq.
        Lang Michener LLP
        604.685.7084